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FOIA Confidential Treatment Requested by IHS Inc.

IHS Inc.
15 Inverness Way East
Englewood, Co 80112

May 9, 2005

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0406
Washington D.C. 20549

Re:
IHS Inc. (the "Company")
Registration Statement on Form S-1, Amendment No. 3
File No.: 333-122565

Dear Ms. Jacobs:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 28, 2005 (the "Comment Letter") regarding Amendment No. 2 to the Registration Statement (the "Registration Statement"). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement ("Amendment No. 3").

        The Company has also enclosed three clean copies of Amendment No. 3, as well as three copies marked to show changes from Amendment No. 2. The changes reflected in Amendment No. 3 include those made in response to the Comment Letter and various other changes that are intended to update, clarify and render the information complete.

        Please note that in a separate letter dated April 29, 2005, in response to comment number 2 contained in your letter dated March 7, 2005, the Company submitted for your review two pages of graphics which it intends to use as the inside front and back covers of its prospectus.

        For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff's Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC's EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission's EDGAR system as correspondence.

        Set forth below are the Staff's comments numbered 1 through 12 and responses to the comments. Page references in the Company's responses below correspond to the page numbers in the marked version of Amendment No. 3.

General

1.
We note your references in this amendment to the April 2005 private placement with entities affiliated with General Atlantic. Please provide a thorough integration analysis with respect to the private offering and the IPO. Please provide your analysis as to why you believe Section 4(2) was available to you for this private placement, which will be completed simultaneously with the closing of the initial public offering. Please address general solicitation of these investors. We may have further comments.

        The Company has relied on the position of the Staff with respect to integration of private and public offerings expressed in the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters. Specifically, the private placement was made to a limited number of institutional accredited investors, each of which is part of a very large and highly sophisticated family of private equity funds affiliated with General Atlantic LLC. For reasons more fully described below, the Company views the purchasers in the private placement as collectively constituting one investor.

        In the private placement, pursuant to a Stock Purchase Agreement dated April 11, 2005 (filed as exhibit 10.2 to Amendment No. 2 to the Registration Statement), the Company agreed to sell an aggregate of $75 million of shares of its Class A common stock to affiliates of General Atlantic LLC. Of the total shares to be purchased, 91.7% will be purchased by General Atlantic Partners 80, L.P. ("GAP LP") and the remainder will be purchased by two co-investment entities affiliated with GAP LP. Specifically, 6.9% will be purchased by GAP Coinvestment III, LLC and 1.4% will be purchased by GAP Coinvestment IV, LLC.

        In connection with the private placement, each of the purchasers made written representations upon which the Company relied in concluding that the offering was a valid private placement. These representations may be summarized as follows:

  •
  Each of the purchasers is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act.

  •
  The purchasers are "affiliates" of each other within the meaning of Rule 12b-2 under the Exchange Act and together constitute a "group" as defined in Rule 13d-5 promulgated under the Exchange Act.

  •
  The purchasers are part of larger "group" of investment entities (the "General Atlantic Group") that are "affiliates" of General Atlantic LLC. General Atlantic LLC is a private equity investment firm that invests in information technology, media and communications companies on a global basis. The General Atlantic Group beneficially owns assets with a fair market value in excess of $100 million.

  •
  The two co-investment entities and GAP LP are investing in the shares of Class A common stock of the Company side-by-side on the same terms. Investment decisions on behalf of GAP LP and the co-investment entities are made by the managing members of General Atlantic LLC and are made with respect to all three entities as a group. The allocation of the shares among GAP LP and the two co-investment entities was made based on the same allocation percentages that General Atlantic LLC applies to other new investments made or to be made by the General Atlantic Group during calendar year 2005.

        The Company believes that the private placement is consistent with the policy expressed by the Commission in the Black Box and Squadron, Ellenoff no-action letters and that it should not be integrated with the public offering. Each of the purchasers is an institutional accredited investor, and they are part of a very large and highly sophisticated family of private equity funds with assets in excess of $100 million. The Company believes that the purchasers should be viewed together as a single investor. As described in the representations made to the Company by the purchasers, the decision by the General Atlantic Group to invest in a portfolio company is a single investment decision, and the investment is then allocated among the primary investment vehicle (in this case, GAP LP) and the co-investment entities according to a pre-determined allocation formula. We also note that by purchasing shares of Class A common stock in a private placement instead of through the registered offering, General Atlantic is receiving restricted securities. Furthermore, General Atlantic has agreed to a 2-year lockup period with respect to the shares purchased.

        We have been advised by General Atlantic that a private placement to entities controlled by General Atlantic with substantially similar facts was reviewed by the Staff in connection with the initial public offering by SRA International, Inc. (Registration No. 333-83780), which was completed in May 2002.

        With respect to the Staff's concerns regarding general solicitation, the Company wishes to advise the Staff that it has not (1) distributed a preliminary prospectus to any potential investors, whether potential private investors or potential investors in the public offering, or (2) conducted any "road show" meetings with potential investors.

        In reaching its conclusion regarding the private placement, the Company consulted with its outside counsel, Davis Polk & Wardwell. In addition, General Atlantic consulted with its outside counsel, Paul Weiss Rifkind Wharton and Garrison. The private placement was also reviewed by Sullivan & Cromwell LLP, counsel for the underwriters.

2.
We note your April 11, 2005, response to our prior comment regarding your contacts with Libya, Sudan and Syria.

  You have advised us of your view as to whether your contacts with Libya, Sudan and Syria constitute a material investment risk to your security holders. Please also advise us of your view as to the materiality to the Company of its contacts with these countries, individually and in the aggregate. As noted in our prior comment, evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

  In light of legislation recently introduced in several states proposing divestment from Sudan, it appears to the staff that it would be appropriate for the registration statement to include specific disclosure of the fact that the Company provides free copies of its GEPS product to the Ministry of Energy and Mining in Sudan. Please advise, or revise as appropriate.

  We note your representation that access to the single account that constituted your only contact with Syria would be consistent with OFAC regulations that became effective on March 31, 2005, several months after the account was opened. Please confirm for us, if true, that the opening and existence of the account was in compliance with all U.S. regulations applicable at any time from the date the account was opened until it was rendered inactive.

        The Company supplementally advises the Staff that it does not believe that its contacts with Libya, Sudan and Syria are material, either financially or otherwise, whether viewed individually or in the aggregate. In reaching this determination, the Company considered both quantitative factors and factors that a reasonable investor would deem important in making an investment decision.

        The Company also advises the Staff that it no longer provides free copies of its GEPS product to the Ministry of Energy and Mining in Sudan. In addition, the Company hereby confirms that the opening and existence of the account in Syria was in compliance with Executive Order 13338 and all applicable U.S. export regulations from the date the account was opened until the date it was rendered inactive.

3.
See prior comment 4. Tell us whether there are multiple contracts with any one SDO that were the source of in excess often percent of the company's revenues during 2004. If so, file each such contract under Item 601(b)(10)(ii)(B) of Regulation S-K. Note that this requirement applies to contracts entered into in the ordinary course of business.

        The Company acknowledges the Staff's comment and hereby confirms that it does not have multiple contracts with any one SDO that when aggregated were the source of more than ten percent of the Company's revenues during 2004.

Use of Proceeds

4.
See prior comments 7 and 8. We note the revisions made in response to comment 8 and view them as not fully addressing our concerns that the company may have current, if not definitive, plans for the use of the proceeds that constitute appropriate disclosure under this section. To the extent that the company determines it has such plans prior to effectiveness, they should be disclosed.

        The Company acknowledges the Staff's comment and hereby confirms that it does not have any current or definitive plans for the use of the proceeds. In addition, the Company hereby represents that, to the extent it develops such plans prior to effectiveness, such plans will be disclosed in a pre-effective amendment.

Business

5.
See prior comment 14. It would appear, given that you have plans "currently under way" to outsource business process operations, that India-specific risk factor disclosure is warranted. You state in your supplemental response that you disclosed the general types of risks that could apply to your expansion plans. Please direct us to where this disclosure appears. The risk factor on page 12 speaks to expansion in India only in the last paragraph and refers only to "additional and more significant risks" without identifying in any manner what those risks might be. This language does not, as you suggest, help potential investors to understand the complexity and risks associated with pursuing opportunities in India, China or Russia. Please revise to include country- or region-specific information that describes the "additional and more significant risks" you reference.

        The prospectus has been revised to reflect the Staff's comment. See page 13 of Amendment No. 3. In addition, the Company wishes to clarify its belief that the general types of risks that could apply to its expansion plans are addressed in the bullet points on page 13 of Amendment No. 3.

Non- GAAP Measures—EBITDA

6.
We have reviewed your response to prior comment No. 3 and your revisions on pages 9 and 10 and it continues to appear that your presentation does not satisfy the requirements of Item 10(e) of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please note the following and advise and revise your disclosures containing non-GAAP information as necessary.

•
While you have attempted to overcome the burden of demonstrating the usefulness of Adjusted EBITDA as a performance measure, demonstrate the usefulness of your underlying EBITDA measure that excludes recurring items (interest, taxes, depreciation and amortization) to evaluate performance.

•
Management should identify significant factors that should be considered, and discuss significant trends or requirements not captured by the measurements to ensure balance and avoid undue reliance on the measure.

•
If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures (EBITDA and adjusted EBITDA), revise to include all of the disclosures identified in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

        The Company wishes to clarify the usefulness of its underlying EBITDA measure, which excludes interest, taxes, depreciation and amortization from GAAP net income. The Company believes that these exclusions allow users to better assess its operating performance as follows:

  •
  By excluding interest income and expense, users can review the Company's operating performance prior to effects related to its capital structure. For example, analysts and investors often eliminate the effects of a company's capital structure since a highly levered company will have significant interest expense, while a company with no debt might have interest income. Since neither of these items directly relate to the company's core operations, the Company believes it is appropriate to exclude net interest income/expense from its EBITDA calculation.

  •
  By excluding the provision for income taxes, users can review pre-tax operating performance, which is unaffected by differing effective tax rates. The Company's effective tax rate varies from period to period for a number of reasons, such as the utilization of tax planning strategies. In addition, the effective tax rates of the Company's peer companies may not be comparable for many reasons, such as the existence of operations in jurisdictions with different tax rates and the utilization by some companies of net operating losses (NOLs). Since management, analysts and investors generally review returns on a pre-tax basis, the Company believes it is useful to exclude the provision for income taxes from its EBITDA calculation.

  •
  By excluding depreciation and amortization, users can review operating performance without regard to these non-cash GAAP expenses, which presents a better measure of a company's ability to generate free cash flow and invest in its business. In addition, users can compare operating performance without regard to different accounting determinations made under GAAP (e.g., straight-line vs. accelerated depreciation methods, useful life determinations, etc.). Depending on the level of acquisition activity, the basis in similar assets by different companies can vary widely. As a result, evaluating results by adding back depreciation and amortization expense provides a more comparable basis.

        The Company believes that management has identified and disclosed the material limitations of EBITDA and adjusted EBITDA in order to ensure a balanced presentation and to avoid undue reliance on these measures. These disclosures include:

  •
  A statement that these measures may not be comparable to other similarly-titled measures of other companies.

  •
  An explanation that management uses EBITDA and adjusted EBITDA for specified purposes and in conjunction with GAAP measures.

  •
  A statement to the effect that management uses EBITDA and adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of operating performance and therefore does not place undue reliance on these measures as its only measures of operating performance.

  •
  Cautionary language that EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use.

        The prospectus has been revised accordingly. See pages 9 and 10 of Amendment No. 3.

        In addition, the Company hereby advises the Staff that it has reviewed the requirements of Question 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" and believes that, taking into account the Company's response in Amendment No. 3, the prospectus complies with the requirements set forth therein.

Stock Option Accounting, page F-23

7.
As we noted in our previous comment No. 33, expand your MD&A to include a discussion of each significant factor contributing to the difference between the fair value of equity instruments as of each date of grant and the estimated IPO price.

        The prospectus has been revised to reflect the Staff's comment. See pages 31 and 32 of Amendment No. 3.

8.
We note that you applied a 32.5% discount for lack of marketability and certain characteristics of equity-related awards. Please supplementally identify the qualitative and quantitative factors you used to determine that the use of a 32.5% marketability discount is appropriate. In this regard, we do not believe reference to broad ranges of discounts in certain studies meets the burden of supporting the amount of the discount you have selected. Please advise.

        The Company notes the Staff's comment and has revised the prospectus in accordance therewith. See pages 31 and 32 of Amendment No. 3.

[***Text redacted pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission***]

9.
Expand MD&A to include a discussion of the specific quantitative factors, assumptions, and methodologies used by management in determining fair value of the stock options for the purchase of shares of common stock of IHS Group Inc. Where you describe the independent valuation used to determine the fair value of your restricted shares and deferred stock units, revise to provide a general overview of the underlying assumptions and methodologies used by the valuation specialist.

        The prospectus has been revised to reflect the Staff's comment. See pages 31 and 32 of Amendment No. 3.

10.
We note your response to previous comment No. 34. Expand your disclosure to discuss the factors contributing to the valuation committee's determination of the $9.42 per share valuation in November 2004 versus the $9.00 per share valuation in March 2004.

        The prospectus has been revised to reflect the Staff's comment. See page [31] of Amendment No. 3.

Note 20. Earnings per Common Share, page F-34

11.
We note your response to our prior comment No. 36, however, we continue to believe that basic and diluted earnings per share is required for each class of common stock following paragraph 61 of SFAS 128. If basic and filly diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face on your statements of operations. Please note that if you have a material number of dilutive securities in one of the respective classes of common stock, this may result in a diluted earnings per share for Class A and Class B that is different. Please revise and advise as it relates to your interim earnings per share presentation, since it appears that you have dilutive securities for your Class A common stock.

        The Company notes that paragraphs 3 and 4 of EITF 03-06 state that the determination of how participating convertible securities should be included in the computation of basic EPS (that is, using either the if-converted method or the two-class method) is an accounting policy decision; however, the dilutive effect on basic EPS cannot be less than that which would result from the application of the two-class method that would be required if the same securities were not convertible. Accordingly, the Company has calculated Basic and Dilutive EPS for the three months ended February 28, 2005 as outlined in the examples provided within the EITF as follows:

        Computation using if-converted method (in thousands except per share amounts):

	Basic	Diluted
Net Income	$13,133	$13,133
Weighted average shares outstanding
Class A	41,256	41,256
Assumed conversion of Class B	13,750	13,750
Effects of dilutive securities	N/A	1,145

Total	55,006	56,151

EPS	$0.24	$0.23

        Computation using the two-class method (in thousands except per share amounts):

Basic EPS

Undistributed earnings	=	Net Income	—	Dividends
$13,133	=	$13,133	—	0

Allocation of undistributed earnings

To Class A:	To Class B:
41,256	13,750
[(41,256)+(13,750)] X $13,133 = $9,850	[(41,256)+(13,750)] X $13,133 = $3,283
$9,850	$3,283
41,256 shares = $0.24 per share	13,750 shares = $0.24 per share
	Class A	Class B
Distributed Earnings	$0.00	$0.00
Undistributed Earnings	$0.24	$0.24

Total	$0.24	$0.24

Diluted EPS

Undistributed earnings	=	Net Income	—	Dividends
$13,133	=	$13,133	—	0

Allocation of undistributed earnings

To Class A:	To Class B:
42,401	13,750
[(42,401)+(13,750)] X $13,133 = $9,917	[(42,401)+(13,750)] X $13,133 = $3,216
$9,917	$3,216
42,401 shares = $0.23 per share	13,750 shares = $0.23 per share
	Class A	Class B
Distributed Earnings	$0.00	$0.00
Undistributed Earnings	$0.23	$0.23

Total	$0.23	$0.23

        Within the calculation of diluted EPS, income is being reallocated to the Class A and Class B shares based on the number of shares outstanding as the issuance of the additional shares related to the deferred stock units and restricted stock dilutes the earnings available to each class of common stock on an equal pro-rata per share basis. The Company has revised the disclosure on the face of the income statement to indicate that the Basic and Diluted calculations are for both classes of common stock.

        In addition, we have discussed this matter with Ernst & Young's national office, who in turn discussed this matter with the FASB staff. It is the Company's and Ernst & Young's conclusion, after discussion with the FASB staff, that a dual presentation of earnings per share is not required because the two classes of common stock are identical except for the voting rights of the Class B shares, and both classes of common stock have identical economic interests in the earnings of the Company.

Stock Option Accounting

Stock-based Compensation

Current Quarter Activity, page F-40

12.
We note your valuation of restricted shares issued in January and February 2005 at $10.50 and $12.00 per share, respectively, was based on a "straight-line accretion of value between the December 2004 valuation and the February 2005 valuation that was based upon the note conversion". Help us understand why you believe this straight-line accretion approach represents the fair value of the underlying equity securities. Provide us specific quantitative an qualitative evidence and analysis to support the underlying fair values at the respective dates.

        In February 2005, $2.4 million of notes payable related to non-competition agreements from a 2004 acquisition were exchanged for 203,333 shares of restricted stock, which implies a fair value per share of $12.00. Since this transaction was consummated on an arm's-length basis between willing buyers and sellers, management felt it appropriate to estimate the February 2005 fair value at $12.00 per share. The $2.88 accretion of value that occurred between December 2004 and February 2005 ($12.00 to $9.12 per share) was deemed reasonable in light of the reduced levels of uncertainty regarding the likelihood of the Company successfully completing its IPO and the strengthening of the Company's operating performance during the period.

        Only 25,000 shares of restricted shares were granted between the December 2004 issuance and the February 2005 issuance. As a result, in light of the relatively low number of shares involved and the relatively short period of time involved, management believes that utilizing a $12.00 per share value for the 25,000 shares issued in January 2005 provides a reasonable estimate of the value per share during January 2005. We have modified our disclosure within Note 1 on page F-41 to reflect this accounting treatment.

* * *

        We appreciate your assistance in this matter. Please do not hesitate to call me at 212-850-8543, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing. In addition, feel free to contact Michael Sullivan, the Company's Chief Financial Officer, at 303-397-2977 with questions on the accounting responses.

Very truly yours,
/s/ STEPHEN GREEN Stephen Green
cc w/o encl.:	Michael J. Sullivan IHS Inc.
Richard J. Sandler
Lucy Fato
Mark Schwartz Davis Polk & Wardwell
Robert Caller Ernst & Young LLP
Robert S. Risoleo Sullivan & Cromwell LLP

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FOIA Confidential Treatment Requested by IHS Inc.